

October 23, 2012

Via E-mail
Mr. Stephen T. Zarrilli
Senior Vice President and Chief Financial Officer
Safeguard Scientifics, Inc.
435 Devon Park Drive
Building 800
Wayne, PA 19087

      Re: **Safeguard Scientifics, Inc.**
             Form 10-K for the Year Ended December 31, 2011
             Filed March 2, 2012
             File No. 1-05620

Dear Mr. Zarrilli:

     We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter via EDGAR within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

     After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2011

Note 1 – Significant Accounting Policies, page 50

1.   Please tell us how you account for the portion of the difference between the carrying amount of equity method partner companies and your share of the net assets of such companies allocated to intangible assets.

2.   Please tell us, and disclose in future periodic reports where significant, how you account for your proportionate share of your equity method partner companies' equity adjustments for other comprehensive income. Refer to ASC 323-10-35-18.

     We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of

1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Isaac Esquivel at (202) 551-3395 or me at (202) 551-3694 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Jonathan Wiggins

Jonathan Wiggins
Staff Accountant